SilverCrest's Las Chispas Construction Update -

Tracking Ahead of Schedule and On Budget

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - January 25, 2022 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to provide an update on construction activities at the Company's Las Chispas Project ("Las Chispas" or the "Project") located in Sonora, Mexico. All currency amounts herein are presented in United States Dollars, unless otherwise stated.

Highlights

  Construction Ahead of Schedule - At the end of the fourth quarter of 2021 ("Q4, 2021"), overall construction progress at Las Chispas was 86.2% complete compared to a scheduled completion of 79.3%. Start-up of the plant could now be earlier in Q2, 2022 than previously expected.

  Capital Costs Remain on Budget - During 2021, the Company committed 75.2% ($103.6 million) of the $137.7 million Feasibility Study* capital cost estimate. A review of the capital cost estimate was completed in Q4, 2021 ("2022 Capital Forecast") and it confirmed the validity of the Feasibility Study estimate while including additional investment in a number of key areas (power, underground development, ESG). Of the remaining capital to be incurred in 2022, 20.7% is related to the Ausenco** fixed price EPC contract for process plant construction and 14.7% is unused contingency.

  Powerline Progressing Well, Temporary Power Plant on Site - Construction of the powerline is expected to be completed in Q2, 2022. To ensure the plant can be energized immediately upon completion, a contingency plan of utilizing rental diesel generators was identified in Q3, 2021***. These diesel generators have all arrived at site and are expected to be commissioned by February 2022. Total temporary power available to the Project will be sufficient to support the mining operations, ramp-up and operation of the plant at full capacity. The Company's goal is to minimize the use of these generators and connect to the grid as soon as possible.

  Underground Development Continues Ahead of Schedule - SilverCrest has completed a total of 17.5 kilometres ("km") of underground development since 2019. Approximately 1.8 km of additional development occurred in 2021 beyond the Feasibility Study life of mine ("LOM") plan. Unit underground development costs continued to track slightly under budget. Planning for stopes was initiated in Q4, 2021 with mining from stopes to start in Q1, 2022.

  Site Safety Progress - At the end of 2021, after 1.9 million work-hours completed at site, the Company's Lost Time Injury Frequency Rate ("LTIFR") was 0.63 per 200,000 working hours and its Total Recordable Injury Frequency Rate ("TRIFR") was 4.11 per 200,000 working hours. In 2020, the Company voluntarily registered with Mexico's PASST, a program which defines safety standards and health and safety management plans. The initial evaluation was performed by STPS (Mexico Labour Department) as part of this program in Q4, 2021, and is expected to be completed in H1, 2022.

  Strict COVID-19 Protocols Remain - SilverCrest's strict COVID-19 protocols, including its confined camp, resulted in no delays due to COVID-19 or any other reason in 2021 and also resulted in additional benefits in productivity. To date, SilverCrest has conducted more than 15,000 PCR tests and a majority of our employees (92%) and contractors (82%) are fully vaccinated. With the highly contagious Omicron variant becoming more prevalent, the Company remains committed to its COVID-19 protocols. Management expects the camp to be utilized throughout 2022 and has adjusted its 2022 budget for this inclusion. The 2022 construction schedule includes some contingency to cope with potential delays due to COVID-19.

  Strong Balance Sheet Ahead of Near-Term Cash Flow - As at December 31, 2021, SilverCrest had cash and cash equivalents of $176.5 million and $30.0 million remaining available under a $120.0 million project financing facility (the "Credit Facility").  In addition to the $43.0 million remaining capital costs remaining to be incurred in 2022, of which $8.9 million has been committed, the Company has budgeted for sustaining capital, spare parts, company-wide exploration, value added taxes ("IVA"), debt servicing, and corporate general and administrative costs. SilverCrest is well funded for plant start-up and ramp-up beginning in Q2, 2022, while still retaining the flexibility to pursue continued exploration, further optimization work and growth opportunities.

* NI 43-101 Technical Report & Feasibility Study on The Las Chispas Project dated January 4, 2021 ("Feasibility Study") ** Engineering, Procurement, and Construction ("EPC") contract with Ausenco Engineering Canada Inc. ("Ausenco") ***SilverCrest Las Chispas Project Construction Remains on Schedule and Budget, October 26, 2021.

Pierre Beaudoin, COO, remarked, "Our progress to date has been solid on all three main project development fronts. Ausenco's progress on the processing plant construction continued to impress in Q4, 2021 and now stands approximately one month ahead of schedule. The infrastructure construction managed directly by SilverCrest adjusted well to the pace of progress imposed by the process plant construction, and with contingency measures for power, will be capable of supporting the projected earlier plant start-up. Finally, our mining team reported a record year of underground development, exceeding both the expectations set in the 2021 budget and the Feasibility Study. The combined efforts of our employees and contractors in 2021 have de-risked the Project construction and paved the way for a successful production start-up in Q2, 2022."

N. Eric Fier, CPG, P.Eng, and CEO, stated, "2021 marked an extraordinary year of efforts from our team and contractors in Mexico and Canada. The progress made throughout the year has positioned us well for Las Chispas start-up in Q2, 2022. We thank our team, contractors, and the community for their continued support. We are also pleased to be in a financial position that allows us to properly commission and ramp-up the Project while having flexibility in the budget to further de-risk the mine plan and simultaneously work on growth initiatives."

Las Chispas Construction

After a thorough examination and re-forecasting of the budget inclusive of new work planned, the Company estimates that the initial capital cost (estimated at $137.7 million) and construction schedule (from January 1, 2021 to end of construction period projected to be in Q2, 2022) outlined in the Feasibility Study remains valid. Construction of the plant and surface infrastructure are tracking on budget and ahead of schedule. At the end of 2021, overall construction was 86.2% complete compared to scheduled completion of 79.3%. In 2021, construction progress benefited from no delays due to COVID-19 or any other reason.

Q4, 2021 constituted the peak of construction at Las Chispas and despite the holiday period and increased risk associated with COVID-19, productivity exceeded our plans. The combination of strict COVID-19 protocols within a confined camp has served the Project well.  Bridge construction was completed in Q4, 2021 adding to the list of already completed infrastructure which includes, the internal power line, the camp and the access road. Other key infrastructure projects (tailings, assay lab and pumping station) are on schedule. The Company's Q4, 2021 progress on its planned construction and development activities are as follows and shown in Figures 1 to 11 attached:

Area	Status	Progress to date
Plant Detailed Engineering	Completed	Plant detailed engineering was completed in Q3, 2021.
Process Plant Construction	Ahead of Schedule

The plant construction is approximately one month ahead of schedule with Q4, 2021 completion estimated at 86.7%.

Concrete work was completed in Q3, 2021. Fabrication work, pre-engineered buildings, site tanks and refinery contracts have reached 100% completion. The steel-mechanical-piping (SMP) contract has reached 86% completion. The Electrical and Instrumentation (EI) contract has also progressed well with 56% completion.

With construction progress passing the critical 80% level in December 2021, commissioning detailed planning was initiated and pre-commissioning has started.

Ausenco is focusing on the completion of the SMP and EI contracts and has mobilized its commissioning team in January 2022. The Ausenco commissioning team will be responsible for all aspects of pre-commissioning (C0 to C2) at which point the plant is expected to be handed over to SilverCrest for the C3 Commissioning (start-up with ore).

Electrical Grid Powerline (81 km) Construction	Partial energization in Q1, 2022 and full energization in Q2, 2022

The 33 KV powerline planned for the Las Chispas Project is 81 km long. The first section (27 km) is owned and managed directly by Comisión Federal de Electricidad ("CFE"), the state-owned electric utility, and consists of the upgrade of a 33 KV line already in service. This upgrade (financed by SilverCrest) will be complete in Q2, 2022 (completion timeline revised from Q1, 2022 as previously stated in Q3, 2021). The construction completion is expected to coincide with the delivery of the additional equipment (Power Factor and Harmonic Filter equipment) identified in the power grid assessment completed by SilverCrest and validated by CFE.

The second section of 54 km is owned and managed directly by SilverCrest, and the construction is progressing per plan. This section is expected to be completed in Q1, 2022 with a temporary limited capacity of approximately 2 MW (given the 27 km CFE upgrade has not been completed). This grid capacity will be directed to the underground mine.

The Project team has been working on a contingency plan for energization, identified in Q3, 2021 and put into action in Q4, 2021. The plant is expected to be energized via temporary diesel generators. The installed capacity of this temporary rental system (6 MW) combined with the currently operating diesel generators (2 MW) will total 8 MW and be enough to power the underground operation, energizing the plant, pre-commissioning, and if necessary, ramp-up and operation of the process plant at full design capacity in 2022. The six new diesel generators have arrived at site and are expected to be operational in February 2022.

The full grid energization of the entire site (7.6 MW) is expected to be finalized in Q2, 2022 after the completion of CFE section (27 km) and the reception/ installation of Harmonic Filters/Power Factor Correctors.

Overall, the estimated progress of the 81 km (up-grade of 27 km and construction on 54 km) is 71.5%.

Bridge Construction	Completed Ahead of Schedule	The Tetuachi bridge construction was completed in Q4, 2021 ahead of schedule. An opening ceremony was held in December 2021.
Confined Camp Construction	Completed in H1, 2021.	Construction of 513 single occupancy rooms, kitchen, and recreational facilities for use during construction to reduce COVID-19 and scheduling risks was completed in H1, 2021.
Access Road Construction	Completed Ahead of Schedule	Construction of the access road was completed ahead of schedule during Q3, 2021.
Underground Development	Ahead of Schedule	At the end of 2021, total underground development completed at the Project reached 17.5 km and is now 1.8 km ahead of the Feasibility Study LOM plan.
Underground Infrastructure and Stockpile Growth	On Schedule	Detailed engineering of the underground infrastructure (electrical, ventilation, emergency preparedness and services) was completed in Q4, 2021. The scope was reviewed and generated significant capital costs savings which were included in the 2022 Forecast. Stockpiles increased by an estimated 7,300 tonnes of mineralized material at grades estimated to be in-line with the Feasibility Study Mineral Reserve.
Tailings Facility Construction (Dry Stack)	On Schedule	The Feasibility Study design was modified to include a High Density Polyethylene (HDPE) liner to add robustness to the design of the Filtered Tailing Facility. Construction started in Q4, 2021 and reached 68.2% at the end of Q4, 2021. The HDPE liner installation is expected to be completed in Q1, 2022.
Assay Lab Construction	On Schedule	Construction of the assay lab facility in the nearby (est. 14 km) community of Arizpe began in Q3, 2021 and procurement of lab equipment has now been finalized. Construction reached 73.5% at the end of Q4, 2021 and the lab is expected to be commissioned ahead of plant start-up.
Pumping Station	On schedule	The pumping station construction began in Q4, 2021 and is progressing as planned and expected to come in service in parallel with Ausenco's plant pre-commissioning activities in Q1, 2022. Completion of construction has reached 84.0% by the end of Q4, 2021.

Capital Cost Remains In line with Feasibility Study Estimate

In 2021 $103.6 million (or 75.2% of the total capital cost estimate) was committed across all capital cost categories (process plant, underground development and infrastructure, surface infrastructure, and owner's costs) and $94.7 million was incurred.

A 2022 Capital Forecast completed in Q4, 2021 confirmed the validity of the Feasibility Study estimate. The 2022 Capital Forecast also included the extra underground development completed in 2021, additional investment in the community related to water programs, a special allocation of $2.2 million to further advance Babi Vista Vein Splay ("BAVS") development and the costs associated with a temporary diesel power plant.

$43.0 million of capital cost is estimated to be incurred in 2022.  Of the estimated remaining capital cost to be incurred, 20.7% ($8.9 million) are related to the fixed price Ausenco scope of work (process plant construction) and 14.7% ($6.3 million) is contingency available. The remaining capital pertains to the SilverCrest scope of work ($9.3 million, includes tailings, powerline, assay lab, pumping station and other smaller items), underground development and infrastructure ($11.9 million) and owner's costs ($6.6 million).

Underground Mining Contract

During Q4, 2021, the Company's Mexico subsidiary entered into a five-year underground mining contract with Cominvi Servicios, S.A. de C.V. ("Cominvi"), the underground mining contractor used at the Project since 2019.  The new contract includes an updated cost structure, and covers underground mine operation, development and production. The contract includes the procurement of all underground equipment by Cominvi, with a few exceptions procured directly by SilverCrest. Equipment delivery began in Q4, 2021.  SilverCrest instructed Cominvi to use Battery Electric Vehicles (BEVs) for a part of its mining fleet. These BEVs represent 35% of the LHD (scoop tram) fleet.  In early 2022, Cominvi started to mobilize additional personnel to site.

Underground Development

Since commencing underground development in Q1, 2019, ahead of the release of the initial economic study, a total of 17.5 km of development has been completed at the Project. In-vein drifting now totals 3.5 km and access has been established in 4 veins in the Babicanora Area. The Company successfully accelerated underground mine development in 2021 with an additional 1.8 km (above 2021 Feasibility Study budget) completed during the year. During Q4, 2021 and throughout 2021, development costs continued to track slightly under the budgeted unit cost per metre. Underground development costs remained under budget, despite the additional metreage, largely due to significant savings on the initial redesign of underground infrastructure as stated in the 2021 Feasibility Study.

An estimated 7,300 tonnes were placed on the stockpile in the quarter with grades estimated to be in-line with the Feasibility Study Mineral Reserves.  At the end of 2022, this stockpile is estimated at 85,500 tonnes. The Feasibility Study production profile includes processing from the historic lower grade stockpiles (162,600 tonnes) and recently developed stockpile at Las Chispas, providing upfront material for optimizing the process plant, flexibility, and risk reduction during ramp-up. The lower grade historic stockpiles will be a key element for reducing ramp-up risk as they will be used initially as blending material for processing and as needed through the end of 2024, allowing for a more measured ramp-up of the underground mining rate.

Optimization Studies and Updated Technical Report

Results from the 2021 metallurgical testing program were received in late 2021 and early 2022. These results are currently being evaluated by Ausenco and SilverCrest. Preliminary review from the new composite samples sourced from mining activities indicate that the criteria used for the process design are valid. As expected, the samples contained more clays/micas than the core samples from which clays/micas were believed to be washed during the drilling process. These samples, containing more clays/micas, showed reduction in capacity when applied to the installed filters, but still within the designed contingency.

During 2022, further work will be undertaken to complete an Updated Resource and Reserve Estimate as part of an Updated Technical Report in H2, 2022.  This report will incorporate;

1. Infill and expansion drilling completed at Las Chispas in 2021, targeting conversion of Inferred Resources to Indicated for potential Reserve estimation,

2. Optimization work for the underground mine design, including consideration for development of the BAVS where underground development was advanced in 2021. The Q1, 2022 budget has $2.2 million to further advance development in this area along with progressing preliminary engineering work on BAVS. If successful, an additional $5.8 million in development and infrastructure could be completed in 2022. BAVS currently hosts an Inferred Mineral Resource totaling 211,400 tonnes at an average grade of 13.00 gpt gold ("Au") and 909.0 gpt silver ("Ag"), or 2,039 gpt silver equivalent ("AgEq", using a ratio of 86.9:1 Ag:Au) containing 88,300 oz Au and 6.2 million oz Ag, or 13.9 million oz AgEq. In 2021, infill drilling was completed to assist with conversion of Inferred Resources to Indicated in 2022 (see News Release Dec. 14, 2021)

3. Completion of an updated reconciliation compared to 2021 Feasibility Study resource estimate,

4. 2021 metallurgical results which focused on validation of the 2021 Feasibility Study design criteria from in-situ mine samples rather than largely core samples for the study,

5. Additional work on blending ore (to manage clay) will be completed during production start-up and may be included for optimization purposes,

6. Potential impact on changes to mining fleet modifications based on use of selective electrical equipment and optimized mine plan,

7. Same design throughput to be used, but costs will be updated, including inflation, starting from H2, 2020 (Feasibility Study cost estimation)

8. Other expected changes might include the potential partial use of the construction camp beyond the completion of construction and commissioning.

Safety, COVID-19, and Community

Safety is always a top priority for SilverCrest. In 2020, the Company voluntarily registered for Mexico's PASST, a program which defines standards for health and safety management plans. In Q4, 2021 the Company participated in the completion of its first voluntary safety audit by Mexican authorities to validate its progress on its Health and Safety Management Systems and Standards. PASST is a voluntary program managed by the Mexican Labour Department to support companies in Mexico on their journey toward continuous improvement in Health and Safety. Results from this audit are expected in H1, 2022.

At the end of 2021 the Company's LTIFR stood at 0.63 per 200,000 working hours and its TRIFR stood at 4.11 per 200,000 working hours.

The Company's COVID-19 prevention measures continue to be critical for construction success at Las Chispas. COVID-19 risk mitigation efforts continued successfully in Q4, 2021 with more than 4,000 rRt-PCR tests completed in Q4, 2021. The use of rapid antigen tests was discontinued during Q3, 2021 in favor of the more accurate rRt-PCR tests. In total, from May 2020 to December 2021, SilverCrest has completed more than 15,000 COVID-19 rRt-PCR tests.

While positivity rates prior to site access remained low in Q4, 2021, they have increased in January 2022 with the recent emergence of the highly contagious Omicron variant. This has heightened COVID-19 related risks and could result in temporary impacts to labour availability which could potentially cause delays. SilverCrest remains committed to its COVID-19 protocols and now expects the camp to be utilized throughout 2022. For 2022, the Company has allocated some schedule contingency available to offset potential delays associated with COVID-19 and some costs for the operation of the camp (Feasibility Study assumed shut-down of the camp after construction).

In Q4, 2021, the Company worked with the Mexican health authorities to facilitate vaccination for its employees and contractors. Combined with existing programs in the country, these clinics have contributed to bring the Las Chispas site vaccination rate to approximately 85%, well above the country's average (estimated by World Health Organization to be approximately 60%). In 2022, the Company plans to continue its efforts on vaccination including boosters.

To further enhance the Company's COVID-19 measures, the Company partnered and invested in a local certified laboratory facility capable of conducting more than 300 rRT-PCR tests per day. This partnership has allowed the Company to have preferred access, pricing and quick turn-around time which is benefiting both the construction process and the community. This facility was commissioned in Q3, 2021 and is fully operational.

At the end of 2021, there were 802 workers active at the Project (including on-site and off-duty personnel) with 16% sourced locally, 52% from Sonora, and 99% from Mexico. During construction in 2021, the Company engaged 20 local businesses and is constructing a local geochemical assay lab. The assay lab is in the nearby (14 km) community of Arizpe and is expected to provide full-time employment of 20 to 30 people. Once fully operational, the Las Chispas Mine will have approximately 400 to 450 full-time employees and contractors. The Company is also progressing work related to the impacts of potential climate change for both Las Chispas and local community. The initial results for the physical risk assessment portion of the work related to the Task Force for Climate Related Financial Disclosures ("TCFD") are expected in 2022 along with a water stewardship plan that will include and consider the findings of the TCFD data.

2022 Budget and Operational Readiness Plan ("ORP")

In addition to the $43.0 million of estimated capital costs remaining to be incurred, of which $8.9 million has been committed, the Company has budgeted for sustaining capital, spare parts, company-wide exploration, IVA, debt servicing, and corporate general and administrative costs.

Work is well underway on the Company's ORP and all departments are actively preparing for the start-up. The workforce ramp-up started to accelerate in Q4, 2021 and is expected to peak in early 2022.

At the mine, Cominvi, the contractor selected for mine operation-development-production, has started to mobilize equipment and reported that close to 90% of its required staff have been identified or already hired with training underway. In 2022, the Company anticipates ramping-up the underground mine to 750 tonnes per day by Q4, 2022, largely in-line with the strategy (staged ramp-up) outlined during the Feasibility Study, with the remaining tonnes for plant capacity coming from stockpiles.

In the plant, the management team was largely hired in 2021 and is now busy preparing the maintenance plan, the training plan and completing the hiring process. It is expected that the hiring process will peak in the middle of Q1, 2022. It will be followed by training and pre-commissioning activities in support of Ausenco's commissioning team. The plant start-up with ore (C3-commissioning) is scheduled to take place in Q2, 2022 and similarly to the mine, the plant ramp-up will largely follow the plan set during the Feasibility Study. The plant is expected to reach its nameplate capacity of 1,250 tonnes per day in Q4, 2022 and to reach its designed metallurgical recovery in 2023.  As stated in the Feasibility Study, the processing plant will be ramped up with feed sourced from the historical low-grade stockpiles beginning in Q2, 2022 with higher grade underground ore to be fed in increasing amounts beginning in Q3, 2022. Overall for 2022, the forecast assumes a contribution of 57% from historical stockpiles and 43% from either the mine or from pre-production stockpiles.

Well Financed for Construction Completion, Commissioning, and Ramp-Up

As at December 31, 2021, SilverCrest had cash and cash equivalents of $176.5 million and $30.0 million remaining under its $120.0 million Credit Facility. Prior to December 31, 2021, SilverCrest completed a $30.0 million drawdown to maintain availability of the remaining facility through August 2022, during ramp-up of the plant through H2, 2022. Further decisions regarding additional debt drawdowns will be made in H1, 2022 as the Company has more information on hand to evaluate the ramp up, H2, 2022 drilling priorities and further optimization opportunities.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's top priority is on the high-grade, historic Las Chispas mining district in Sonora, Mexico, where it has completed a feasibility study on the Las Chispas Project and is proceeding with mine construction. Start-up of production at the Las Chispas Mine is targeted for mid-2022. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's construction and exploration programs at the Las Chispas Project and the start-up of production at the Las Chispas Mine by Q2, 2022. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: impact of the COVID-19 pandemic; the reliability of mineralization estimates, mining and development costs, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and duration of the COVID-19 pandemic; the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.	For Further Information:
SilverCrest Metals Inc.
Contact: Lindsay Bahadir, Manager Investor Relations and Corporate Communications
Telephone: +1 (604) 694-1730
Fax: +1 (604) 357-1313
Toll Free: 1-866-691-1730 (Canada & USA)
Email: info@silvercrestmetals.com
Website: www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Figure 1: Drone Image of Process Plant Construction and Stockpiles

Figure 2: Overview of Process Plant Area

Figure 3: Filter Construction

Figure 4: Leach Tank Construction

Figure 5: Temporary Diesel Generators

Figure 6: Bridge Construction

Figure 7: Underground Development Progress

Figure 8: Assay Lab

Figure 9: Stockpiles

Figure 10: Pumping Station

Figure 11: Filtered Tailing Facility